October 24, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Ihealthcare, Inc., FKA Opulent Acquisition, Inc.

Form S-1

Filed May 16, 2016

File No. 333-211392

To the men and women of the SEC:

On behalf of Ihealthcare, Inc., formerly known as Opulent Acquisition, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated May 20, 2016 addressed to Mr. Noel Mijares, the Company’s President, and CEO, with respect to the Company’s filing of its Form S-1 on May 16, 2016.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

General

1. We note that you filed a Form 8-K on April 22, 2016 involving a reverse merger transaction, which we are currently reviewing. Please be advised that you will have to revise your Form S-1 to be consistent with the revised disclosure in the Form 8-K. You may choose to amend your Form S-1 with each amendment of the Form 8-K or provide one amended Form S-1 at the completion of the Form 8-K review.

Company Response:

We have revised the S-1 to include all revisions from the Form 8-K. We have updated the financial statements within the S-1 and other information throughout so that it is all current.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: October 24, 2016

/s/ Noel Mijares

Noel Mijares

President& CEO